Mr. Craig Arakawa

Branch Chief

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

April 19, 2017

RE:                           Fresenius Medical Care AG & Co. KGaA

Form 20-F for the Fiscal Year Ended December 31, 2016

Filed February 22, 2017

Letter of Comments dated April 19, 2017

File No.:                      001-32749

Dear Mr. Arakawa:

This confirms the telephone conversation on April 19, 2017 with Joanna Lam of your office regarding the above-referenced Staff comment letter. Ms. Lam was informed in the call that the Company is unable to respond to the Staff’s comments within the 10 business day period requested in the comment letter.

Confirming the information that was provided to your office, due to the timing of the quarterly reporting process the Company is unable to respond to the comment letter within the 10 day period as the personnel involved in the preparation of the Company’s response are also preparing the quarterly report for the period ended March 31, 2017. For this reason, and as was discussed with Ms. Lam, the Company requires an extension of time to respond and intends to provide its response to the Staff by May 15, 2017.

If you have any questions, do not hesitate to contact me by telephone at 011-49-6172-609-2255, by fax at 011-49-6172-2280 or by email at Michael.brosnan@fmc-ag.com.

Thank you for your courtesy and cooperation in connection with the Company’s requested extension.

Sincerely yours,

Fresenius Medical Care AG & Co. KGaA

represented by Fresenius Medical Care

Management AG, its general partner

By:	/s/ MICHAEL BROSNAN
Name:	Michael Brosnan
Title:	Chief Financial Officer and
Member of the Management
Board of the General Partner

Cc. Ms. Joanna Lam